

Mail Stop 4561

November 25, 2015

William J. Weber
President and Chief Executive Officer
The KEYW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076

> **Re:** **The KEYW Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 9, 2015**
> **Form 10-Q for Quarterly Period Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 001-34891**

Dear Mr. Weber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 1. Business

GENERAL OVERVIEW, page 1

1.   You disclose on page 2 of your Form 10-K for the fiscal year ended December 31, 2014 that no individual contract accounted for greater than 15% of your revenues for 2014. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose in future filings the names of customers that are responsible for 10% or more of your revenues. Also, tell us what consideration you gave to filing contracts with such customers as exhibits. Refer to Item 601(b)(10(ii)(B) of Regulation S-K.

Customers, page 8

2.   We note that the National Security Agency ("NSA") accounted for 48% of your 2014 revenues and the Department of Defense ("DoD") accounted for 22%. Please advise if you have master agreements with these entities and, if so, tell us what consideration you gave to discussing the terms of the agreements in your report and filing them as exhibits. Also, it appears from the disclosure on page 8 that you count NSA as part of DoD. Please explain, therefore, why DoD accounted for only 22% of your 2014 revenues when NSA alone accounted for 48%.

Item 11. Executive Compensation

Components of Executive Compensation, page 55

3.   We note from your disclosure on page 57 regarding annual incentives that financial performance targets of your named executive officers are based on achievement of a combination of target revenue and EBITDA. In your response letter, please disclose the target levels, the extent to which they were achieved and how such achievement resulted in the specific bonuses awarded. Also, confirm that you will provide a similar level of disclosure in future filings. Refer to Item 402(b)(2) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In particular, please address how disclosure of historical performance targets after full year financial results have already been disclosed would cause the company competitive harm.

4.   Where you discuss long-term incentives beginning on page 57, please tell us how you determined the amount of long-term compensation granted your named executive officers in fiscal 2014, including the allocation between restricted stock and stock options. In this regard, we note that you do not appear to disclose the performance-based vesting criteria or the reason why Mr. Fedde's stock option grant was canceled. Refer to footnote (2) on page 65.

Compensation Action in 2015, page 60

5.   Your summary compensation table shows a significant increase in non-equity incentive plan compensation from the prior year for Messrs. Moodispaw, Willard, and DeChello. Please explain the reason for the increases in non-equity compensation despite decreases in both revenue and EBITDA from 2013. Also, please explain why Mr. Fedde did not receive any non-equity incentive compensation in 2014.

Summary Compensation Table, page 63

6.   We note that the salaries received by Messrs. Calamia and Fedde are inconsistent with the amounts disclosed in the table on page 60. Please advise.

Notes to Consolidated Financial Statements

Note 15. Segment Information, page F-25

7.   Tell us your consideration of providing segment disclosures as outlined in FASB ASC 280-10-50-20 to 50-42.

Form 10-Q for the quarterly period ended September 30, 2015

Note 1. Summary of Significant Accounting Policies

Goodwill, page 9

8.   Your disclosure indicates that no events occurred during the nine months ended September 30, 2015, that management believes require an interim impairment test. We note your disclosure beginning on page 19 related to your recording of a full valuation allowance in the second quarter of 2015 due to the uncertainty of the utilization of deferred tax assets in future periods. Your disclosure further identifies your negative evidence, largely related to your historical net losses. Please explain in sufficient detail the negative evidence that you considered to record a full valuation allowance on your deferred tax assets, but did not result in an interim impairment test of your goodwill. Your response should also include a discussion of this negative evidence by segment. Refer to FASB ASC 350-20-35. In addition, consider including disclosure whether any of your reporting units are at risk of failing step one of the impairment test in your future filings. We refer you to Item 303(A)(3)(ii) and Section V of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services